UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 16, 2023, JX Luxventure Limited (the “Company”) announced its unaudited condensed interim consolidated statements of financial position for the 6 month period ended on June 30, 2023, which are set forth below:

	As of
	June 30, 2023	December 31, 2022
Non-current assets
Property, plant and equipment-net	2,507,799	2,789,704
Long-term receivable	4,000,000	7,000,000
	6,507,799	9,789,704
Current assets
Inventories	5,497,729	444,551
Trade receivables	1,375,633	-
Other receivables and prepayments	4,790,578	5,501,106
Cash and cash equivalents	432,770	520,916
	12,096,710	6,466,573
Total assets	18,604,509	16,256,277

Current liabilities
Trade and other payables	1,307,722	1,319,076
Due to related parties	3,075,457	2,611,097
Income tax payable	-	212
	4,383,179	3,930,385

Total liabilities	4,383,179	3,930,385

Equity
Share capital	6,063	6,063
Series A equity interest with preferential rights	1,240,000	1,240,000
Series C equity interest with preferential rights	1,500,000	1,500,000
Series D equity interest with preferential rights	3,120,000	3,120,000
Share premium	77,959,554	77,959,554
Other reserve	6,269,108	6,269,108
Statutory surplus reserve	-	-
Retained profits / (accumulated deficit)	(75,062,118)	(77,451,517)
Foreign currency translation reserve	(811,277)	(317,316)
	14,221,330	12,325,892
Total liabilities and equity	18,604,509	16,256,277

	For the six months ended
	June 30, 2023	June 30, 2022

Revenue	21,533,147	51,493,943
Cost of sales	(18,294,344)	(50,880,928)
Gross profit	3,238,803	613,014

Other income	489	1,741
Other gain/(losses)	53,813	(4,937)
Distribution and selling expenses	(60,271)	(433,418)
Administrative expenses	(843,434)	(14,152,152)
Gain/(loss) from operations	2,389,400	(13,975,751)

Finance costs	-	-

Profit/(loss) before tax	2,389,400	(13,975,751)
Income tax income	-	-
Loss from the continuing business	2,389,400	(13,975,751)

Loss from discontinued operations	-	(5,513,271)

Net profit/(loss) for the period	2,389,400	(19,489,022)

Other comprehensive loss
- currency translation differences	(493,962)	(1,462,167)
Total comprehensive loss for the period	1,895,438	(20,951,188)

Loss per share of common stock attributable to the Company
- Basic	0.39	(25.5)
- Diluted	0.38	(25.5)
Weighted average shares outstanding:
- Basic	6,063,334	765,315
- Diluted	6,366,334	765,315

	For the six months ended
	June 30, 2023	June 30, 2022
OPERATING ACTIVITIES
Loss for the period	2,389,400	(19,489,022)
Adjustments for:
Share-based payment	-	12,730,400
Finance cost	-	33,569
Interest income	(31)	(13,085)
Depreciation of property, plant and equipment & investment property	146,725	426,061
Amortization of intangible assets, prepayments and premiums under operating leases	-	40,411
Provision/ (reversal) of inventory obsolescence	-	37,471
Bad debt provision/ (reversal) of trade receivables	(15,153)	3,383,792
Gain on disposal of property, plant and equipment	-	308
Operating cash flows before movements in working capital	2,520,941	(2,850,095)

Increase in trade and other receivables	(839,770)	19,774
Increase in inventories	(5,324,478)	(176,995)
Increase in other current assets	-	(3,394)
Increase in deferred tax assets	(47,538)	-
Decrease in trade and other payables	72,266	(58,990)
Decrease in income tax payable	-	(60,506)
CASH USED IN OPERATING ACTIVITIES	(3,618,580)	(3,130,206)
NET CASH USED IN OPERATING ACTIVITIES	(3,618,580)	(3,130,206)

INVESTING ACTIVITIES
Interest received	31	13,085
Proceeds on disposal of subsidiaries	3,000,000	-
Purchase of property, plant and equipment	-	(1,047)
NET CASH FROM INVESTING ACTIVITIES	3,000,031	12,038

FINANCING ACTIVITIES
Proceeds from issuance of preferred shares	-	-
Interest paid	-	(33,569)
Advance from related party	532,600	1,938,058
NET CASH FROM FINANCING ACTIVITIES	532,600	1,904,489

NET DECREASE IN CASH AND CASH EQUIVALENTS	(85,949)	(1,213,679)
Effects of foreign currency translation	(2,196)	(621,959)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	520,916	12,914,914
CASH AND CASH EQUIVALENTS AT END OF PERIOD	432,770	11,079,276
Supplemental information for Cashflow of Discontinued operations:
NET CASH USED IN OPERATING ACTIVITIES	-	(1,819,740)
NET CASH FROM INVESTING ACTIVITIES	-	-
NET CASH FROM FINANCING ACTIVITIES	-	-

On August 16, 2023, the Company issued the press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2023	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release